UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INNOVATIVE INDUSTRIAL PROPERTIES, INC.

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

45781V101

(CUSIP Number)

Alan D. Gold

17190 Bernardo Center Drive

San Diego, CA 92128

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

- with copy to -

Carolyn Long, Esq.

FOLEY & LARDNER LLP

3579 Valley Centre Drive, Suite 300

San Diego, California 92130

December 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781V101	Page 2 of 6 Pages

1		NAME OF REPORTING PERSON Alan D. Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,700
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 200,700
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 45781V101	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, $0.001 par value (“Common Stock”), of Innovative Industrial Properties, Inc. (the “Company”). The address of the principal executive offices of the Company is 17190 Bernardo Center Drive, San Diego, California 92128.

Item 2.	Identity and Background.

(a)       The reporting person is Alan D. Gold.

(b)       The business address of Mr. Gold is 17190 Bernardo Center Drive, San Diego, California 92128.

(c)       Mr. Gold serves as executive chairman of the board of directors of the Company.

(d)       Mr. Gold has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Mr. Gold has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)       Mr. Gold is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date of this Schedule 13D, Mr. Gold held, in the aggregate, 200,700 shares of Common Stock of the Company acquired at an aggregate cost of $4,013,065.

Item 4.	Purpose of Transaction.

The shares of Common Stock were purchased by Mr. Gold for investment purposes only.

Mr. Gold, directly or indirectly, may acquire shares of Common Stock from time to time in open market or private transactions, depending on various factors.  Mr. Gold, directly or indirectly, may also choose to dispose of some or all of his respective beneficial holdings of Common Stock.

Except as otherwise described in this Schedule 13D, Mr. Gold does not currently have any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of his ongoing evaluation of this investment and investment alternatives, Mr. Gold may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Company, other stockholders of the Company or other third parties regarding such matters.

CUSIP No. 45781V101	Page 4 of 6 Pages

Item 5.	Interests in Securities of the Issuer.

Mr. Gold has sole voting and dispositive power over 200,700 shares of Common Stock of the Company, which represents 6.0% of the outstanding Common Stock.

The percentages used in this Schedule 13D are calculated based upon 3,350,000 outstanding shares of Common Stock, reported as of December 2, 2016 in the Company’s Rule 424(B)(4) prospectus filed with Securities and Exchange Commission on December 2, 2016.

Set forth below are all of the transactions in the Common Stock effected by Mr. Gold during the past 60 days:

Trade Date	Number of Shares Purchased	Price per Share	Where and How Transaction Effected
12/6/2016	100	$16.40	Open market purchase
12/5/2016	200	$18	Open market purchase
12/2/2016	200,000	$20	Purchase in the Company’s initial public offering
12/2/2016	100	$19.45	Open market purchase
12/1/2016	300	$19.60	Open market purchase

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Alan D. Gold has served as executive chairman of the board of directors of the Company since its formation. In his capacity as its executive chairman, Mr. Gold is compensated by the Company for such service and is a party to an indemnification agreement, which is described below and incorporated herein by reference. Mr. Gold may also receive grants of Common Stock from the Company’s 2016 Omnibus Incentive Plan, in such amounts as determined by the Company’s compensation committee of its board of directors.

In his capacity as executive chairman of the board of directors of the Company, Mr. Gold is a party to an indemnification agreement with the Company. The indemnification agreement provides, among other things, that the Company will indemnify, to the maximum extent permitted by law, the covered officer or director against any and all judgments, penalties, fines and amounts paid in settlement, and all reasonable and out-of-pocket expenses (including attorneys’ fees), actually and reasonably incurred in connection with any threatened, pending or completed action, suit, arbitration, alternative dispute resolution mechanism, investigation, inquiry, administrative hearing or other proceeding that arises out of the officer’s or director’s status as a present or former officer, director, employee or agent of the Company. The indemnification agreement also requires the Company, upon request of the covered officer or director, to advance the expenses related to such an action provided that the officer or director undertakes to repay any amounts to which he is subsequently determined not to be entitled. The foregoing description of the indemnification agreement does not purport to be complete and is qualified in its entirety by reference to the indemnification agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Mr. Gold has entered into a lock-up agreement with the underwriters of the Company’s initial public offering, pursuant to which he is prohibited, subject to certain exceptions, from offering, selling or otherwise disposing of any common stock or any securities convertible into or exercisable or exchangeable for or repayable with common stock or any rights to acquire common stock for a period of 180 days from November 30, 2016, without first obtaining the written consent of Ladenburg Thalmann & Co. Inc., as the representative of the underwriters. The foregoing description of the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the lock-up agreement, which is filed as an exhibit hereto and incorporated herein by reference.

CUSIP No. 45781V101	Page 5 of 6 Pages

Other than as described herein and in his capacity as the Company’s executive chairman, Mr. Gold has no contracts, understandings or relationships with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1

Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-11 of the Company (File No. 333-214148) filed with the Securities and Exchange Commission on October 17, 2016)

99.2	Lock-Up Agreement, dated November 30, 2016, by and among the parties named therein.

CUSIP No. 45781V101	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 12, 2016

/s/ Alan D. Gold
Alan D. Gold